Mail Stop 4561

February 5, 2009

Mr. Rodney E. Schwatken
Chief Financial Officer
NovaStar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114

     Re: NovaStar Financial, Inc.
             Form 10-K for the Year Ended December 31, 2007
             Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
             File No. 1-13533

Dear Mr. Schwatken:

     We have read your supplemental response letter dated January 7, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans – Held in Portfolio, page 11

1. We note that FSP FAS 140-2 states that the requirements of paragraphs 40(b) and 40(c) of SFAS No. 140 must be met when beneficial interests are initially issued by the qualifying SPE and that unexpected subsequent events outside the control of the transferor generally would not impair or change the qualified status of the qualifying SPE. We believe that the FSP applies both to an initially qualifying SPE and an initially non-qualifying SPE. Since the NHES 2007-1 securitization

trust did not meet the requirements of paragraph 40(c) of SFAS No. 140 at inception and unexpected changes in market conditions should not result in a reassessment of the SFAS 140 status of the SPE, deconsolidation of the trust as of June 30, 2008 and the application of sale accounting is not appropriate. Please revise your financial statements accordingly.

2. Please clarify for us whether you have reassessed or plan to reassess the qualifying status of other SPEs, including any SPEs that were reassessed due to the termination of contracts. To the extent that these reassessments resulted in a change in qualifying status of an SPE, please tell us your basis for reassessment, how you performed the reassessment, how you accounted for the change in qualifying status of the SPE, and the amount of any gain or loss recorded. Specifically, tell us how you considered all the requirements of a QSPE as of the date of your reassessment. Please provide details regarding the composition of the SPE on the date of reassessment.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant